Exhibit 4.2

FIRST AMENDMENT

TO

INVESTOR RIGHTS AGREEMENT

THIS FIRST AMENDMENT TO INVESTOR RIGHTS AGREEMENT is entered into by and between GenStar Therapeutics Corporation, a Delaware corporation (the “Company”), Baxter Healthcare Corporation, a Delaware corporation (the “Investor”), Ivor Royston, Paul D. Quadros and Robert E. Sobol (these individuals to be collectively referred to as the “Founders”) and shall be effective immediately prior to the closing of the merger between Genesis Acquisition Corporation and Vascular Genetics Inc. pursuant to the Agreement and Plan of Reorganization dated September 12, 2002, entered into by the Company, Genesis Acquisition Corporation and Vascular Genetics Inc., as amended. The Company, the Investor and the Founders are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” All capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to such terms in the Rights Agreement (as defined below).

RECITALS

A.    The Company, the Investor and the Founders entered into an Investor Rights Agreement, dated as of July 8, 1998, (the “Rights Agreement”).

B.    The Parties now wish to amend the Rights Agreement as set forth below.

AGREEMENT

NOW, THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1.    AMENDMENT OF RIGHTS AGREEMENT

1.1    Deletion of Section 4.1.  Section 4.1 of the Rights Agreement is hereby terminated in its entirety.

1.2    Deletion of Section 4.2.  Section 4.2 of the Rights Agreement is hereby terminated in its entirety.

1.3    Deletion of Section 4.3.  Section 4.3 of the Rights Agreement is hereby terminated in its entirety.

1.4    Deletion of Section 4.4.  Section 4.4 of the Rights Agreement is hereby terminated in its entirety.

1.5    Amendment of Section 4.5.  Section 4.5 of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

4.5    Obligation to Purchase Series C Preferred Stock.  Notwithstanding anything in this Section 4 to the contrary, the Investor shall make the following purchases of Series C Preferred Stock (with the rights, preferences and limitations set forth in the Series C Certificate of Designation set forth as part of Exhibit A to the Asset Purchase Agreement, as amended) at a purchase price of $1,000 per share upon the Company’s achievement of the following milestones; provided, however, that the Investor shall not be obligated to make such purchases of Series C Preferred Stock if the Development Agreement has been terminated by the Investor pursuant to Section 8.1 thereof; provided further, however, that the Investor shall not be obligated or permitted to make such purchases of Series C Preferred Stock unless the Company has delivered written notice to the Investor within ninety (90) days following the achievement of the applicable milestone below demanding that such purchase be made:

(a)  Two Million Dollars ($2,000,000) of Series C Preferred Stock on the IND Milestone date (as defined in the Development Agreement);

(b)  Five Million Dollars ($5,000,000) of Series C Preferred Stock upon commencement of Phase III clinical trials of the Mini-Ad Vector Technology (as defined in the Development Agreement) with respect to Collaboration Product(s) (as defined in the Development Agreement);

(c)  Ten Million Dollars ($10,000,000) of Series C Preferred Stock upon FDA (as defined in the Development Agreement) approval of the first product license application of a Collaboration Product(s) (as defined in the Development Agreement).

1.6    Amendment of Section 5.1(a).  Section 5.1(a) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

5.1    Standstill Restrictions

(a)  Without the prior written consent of the Company, the Investor shall not, and shall not permit any of its subsidiaries to, directly or indirectly, authorize or make a tender or exchange offer for, or purchase or otherwise acquire, or agree to acquire or obtain, directly or indirectly, beneficial ownership of any Voting Stock, if the effect of such acquisition would be to increase the number of shares of Voting

Stock then beneficially owned by the Investor and its subsidiaries to an amount representing more than forty percent (40%) of the Total Voting Power; provided, however, that (i) the issuance of Common Stock or Preferred Stock pursuant to the Asset Purchase Agreement, (ii) the issuance or ownership of the Shares or shares of Common Stock or Preferred Stock issuable or issued upon conversion of the Shares which constitute Preferred Stock in accordance with the terms of the Certificate of Designation, and (iii) the ownership or exercise of any Rights in accordance with the terms hereof, shall in no event be prohibited by the foregoing limitation; provided further, however, that should the number of shares of Voting Stock beneficially owned by the Investor and its subsidiaries ever represent more than forty percent (40%) of the Total Voting Power, except as set forth in (i) through (iii) above, the Investor shall not, and shall not permit any of its subsidiaries to, directly or indirectly, authorize or make a tender or exchange offer for, or purchase or otherwise acquire, or agree to acquire or obtain, directly or indirectly, beneficial ownership of any Voting Stock.

1.7    Deletion of Section 5.8.  Section 5.8 of the Rights Agreement is hereby terminated in its entirety.

SECTION 2.    ADDITIONAL PROVISIONS

2.1    Entire Agreement and Modification.  The Rights Agreement, as amended by this First Amendment, constitutes the entire agreement among the Parties with respect to the subject matter thereof and hereof and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof and thereof. The Rights Agreement, as amended by this First Amendment, may not be further amended except in accordance with Section 7.3 of the Rights Agreement.

2.2    Counterparts.  This First Amendment may be executed in counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

2.3    Headings.  The Section headings contained in this First Amendment are inserted for convenience only and shall not affect in any way the meaning or interpretation of this First Amendment.

2.4    Severability.  In the event that any provision of this First Amendment becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this First Amendment shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of the Agreement, as amended by this First Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment to the Investor Rights Agreement effective as of the time set forth above.

Company:	GENSTAR THERAPEUTICS CORPORATION

	By:	/s/ ROBERT E. SOBOL, M.D.
	Name:	Robert E. Sobol, M.D.
	Title:	President and Chief Executive Officer

Investor:	BAXTER HEALTHCARE CORPORATION

	By:	/s/ VICTOR W. SCHMITT
	Name:	Victor W. Schmitt
	Title:	President, Venture Management

Founders:	/s/ IVOR ROYSTON Ivor Royston

/s/ PAUL D. QUADROS
Paul D. Quadros

/s/ ROBERT E. SOBOL, M.D. Robert E. Sobol, M.D.

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